UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                 T-REX OIL, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   75188R106
              ------------------------------------------------------
                                (CUSIP Number)

                              ECKHARDT HUBER-FLOTHO
                               Josef-Raps - Str 2
                            Munchen, Germany D-80805
                               011 49 89 324 4717
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 28, 2015
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75188R106

1.   NAMES OF REPORTING PERSONS:

     Eckhardt Huber-Flotho

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):(a) /_/
                                                                         (b) /_/
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /_/

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Germany

                             7.  SOLE VOTING POWER:

                                 1,361,457
      NUMBER OF SHARES
      BENEFICIALLY OWNED     8.  SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                488,241

                             9.  SOLE DISPOSITIVE POWER:

                                 1,361,457

                             10. SHARED DISPOSITIVE POWER:

                                 488,241

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,361,457 common shares directly; 488,241 common shares indirectly

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     8.90% Common Stock directly and 3.19% indirectly

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

ITEM 1. SECURITY AND ISSUER
---------------------------

The security for which this report is made is the common stock, par value $0.001 per share, of T-Rex Oil, Inc. fka Rancher Energy Corp., a Colorado corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

This   statement   on  Schedule  13D  is  being  filed  on  behalf  of  Eckhardt
Huber-Flotho, a citizen of Germany. The address of Eckhardt Huber-Flotho is Josef-Raps - Str 2, Munchen, Germany D-80805.

ECKHARDT HUBER-FLOTHO, AGE 73

Mr. Huber-Flotho has experience with Real Estate, Construction, Investment and Oil and Gas business. From 2005 through March 2015 he has was Co-Founder and Director of Western Interior Oil & Gas Corp. Since 1987 he has had various responsibilities in financing and directing oil and gas companies.

Eckhardt Huber-Flotho has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Eckhardt Huber-Flotho has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Eckhardt Huber-Flotho is a citizen of Germany.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

On March 28, 2015, T-Rex Oil, Inc. entered into a Share Exchange Agreement by and among T-Rex Oil, Inc., a Colorado corporation, and Western Interior Oil & Gas Corp. , a Wyoming corporation, and the Shareholders of Western Interior Oil & Gas Corp.

Under the Agreement, the Western Interior Oil & Gas Corp. common shares were exchanged for common shares of T-Rex Oil, Inc. Eckhardt Huber-Flotho exchanged 1,361,457 shares of Western Interior Oil & Gas Corp. shares for 1,361,457 common shares of T-Rex Oil, Inc. Mr. Huber-Flotho has indirect beneficial ownership of 488,241 shares through his spouse.

As part of the Share Exchange Agreement, Mr. Huber-Flotho, is to be appointed a Director of T-Rex Oil, Inc.

Except as otherwise set forth in this Schedule 13D, at present, Eckhardt Huber-Flotho does not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Mr. Huber-Flotho may, at any time and from time to time, review or reconsider their position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

The percentages of outstanding shares of T-Rex Oil, Inc. common stock reported below are based on the statement that as of May 29, 2015, there were 15,295,025 shares of T-Rex Oil, Inc. common stock outstanding.

     (a) Mr. Huber-Flotho beneficially owns or may be deemed to beneficially own shares of T-Rex Oil, Inc. common stock as follows:

                                    No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares                1,361,457                   8.90%
                                    -----------------        -------------
                                      1,361,457                   8.90%

                                    No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares                  488,241 (1)               3.19%
           Indirect                 -----------------        -------------
                                        488,241 (1)               3.19%

--------------
(1) Mr. Huber-Flotho holds indirect beneficial ownership of the shares through his spouse.

     (b) For information regarding the number of shares of T-Rex Oil, Inc. common stock as to which Eckhardt Huber-Flotho holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of T-Rex Oil, Inc. common stock effected by Mr. Huber-Flotho during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

Eckhardt Huber-Flotho has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of T-Rex Oil, Inc., other than as described in this statement on
Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

10.1 - Share Exchange Agreement, dated March 28, 2015
10.2 - Amendment to Share Exchange Agreement, dated April 9, 2015

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date: June 8, 2015



                                        /s/ Eckhardt Huber-Flotho
                                        ---------------------------------
                                        Eckhardt Huber-Flotho, Individual